

Trů Clean ™

MULTI-PURPOSE
DISINFECTANT

*KILLS 99.9%
BACTERIA AND VIRUSES

✓ No Fragrances or Dyes
✓ No VOCs
✓ No Phosphorous
✓ Eliminates Allergens

ACTIVE INGREDIENT:
Hypochlorous Acid 0.046%
Other Ingredients: 99.954%
Total: .... 100.000%   16 FL OZ (473 mL)

KEEP OUT OF REACH OF CHILDREN